UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   20  )*

AMREP CORPORATION
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

032159105
(CUSIP Number)

Nicholas G. Karabots
P.O. Box 736
Ft. Washington, PA 19034 (215) 643-5800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 5, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934(“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  032159105

(1)	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Nicholas G. Karabots

(2)	Check the Appropriate Box is a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization	U.S.A.

Number of Shares	(7) Sole Voting Power	1,290,698
Beneficially Owned by
Each Reporting Person	(8) Shared Voting Power	0
With
	(9) Sole Dispositive Power	1,290,698

	(10) Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owner by Each Reporting Person	1,290,698

(12)	Check the Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11)	21.5%

(14)	Type of Reporting Person (See Instructions)	IN

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CUSIP No.  032159105

(1)	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Glendi Publications, Inc. 59-2235938

(2)	Check the Appropriate Box is a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
Not applicable

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization	Delaware

Number of Shares	(7) Sole Voting Power	1,391,180
Beneficially Owned by
Each Reporting Person	(8) Shared Voting Power	0
With
	(9) Sole Dispositive Power	1,391,180

	(10) Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owner by Each Reporting Person	1,391,180

(12)	Check the Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11)	23.2%

(14)	Type of Reporting Person (See Instructions)	CO

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CUSIP No.  032159105

(1)	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Kappa Media Group, Inc. 23-3047713

(2)	Check the Appropriate Box is a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
Not applicable

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization	Pennsylvania

Number of Shares	(7) Sole Voting Power	410,000
Beneficially Owned by
Each Reporting Person	(8) Shared Voting Power	0
With
	(9) Sole Dispositive Power	410,000

	(10) Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owner by Each Reporting Person	410,000

(12)	Check the Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11)	6.8%

(14)	Type of Reporting Person (See Instructions)	CO

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CUSIP No.  032159105

(1)	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

The Karabots Foundation. 23-2939856

(2)	Check the Appropriate Box is a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
Not applicable

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization	Pennsylvania

Number of Shares	(7) Sole Voting Power	421,766
Beneficially Owned by
Each Reporting Person	(8) Shared Voting Power	0
With
	(9) Sole Dispositive Power	421,766

	(10) Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owner by Each Reporting Person	421,766

(12)	Check the Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11)	7.0%

(14)	Type of Reporting Person (See Instructions)	CO

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This Amendment No. 20 to Schedule 13D (“Amendment No. 20”) amends and supplements the prior statement on Schedule 13D (the “Statement”) as filed by Nicholas G. Karabots and certain affiliates related to the Common Stock (the "Common Stock"), $.10 par value, of AMREP Corporation, an Oklahoma corporation (the "Corporation").  The Statement has been previously amended by Amendment No. 19 to Schedule 13D filed on September 30, 2010, Amendment No. 18 to Schedule 13D filed on September 9, 2010, Amendment No. 17 to Schedule 13D filed on May 2, 2008, Amendment No. 16 to Schedule 13D filed on January 11, 2008, Amendment No. 15 to Schedule 13D filed on October 28, 2002, Amendment No. 14 to Schedule 13D filed on January 4, 2002, Amendment No. 13 to Schedule 13D filed November 30, 2001, Amendment No. 12 to Schedule 13D filed on October 24, 2001, Amendment No. 11 to Schedule 13D filed on June 6, 2000, Amendment No. 10 to Schedule 13D filed on July 31, 1996, Amendment No. 9 to Schedule 13D filed on September 25, 1995, Amendment No. 8 to Schedule 13D filed on January 12, 1995, Amendment No. 7 to Schedule 13D filed on January 5, 1995, Amendment No. 6 to Schedule 13D filed on September 15, 1994,  Amendment No. 5 to Schedule 13D initially filed on June 2, 1994, Amendment No. 4 to Schedule 13D filed on March 1, 1994, and Amendment No. 3 to Schedule 13D filed on January 31, 1994.  Amendment No. 3 to Schedule 13D amended and restated the entire text of the Statement on Schedule 13D filed on August 4, 1993, as amended by Amendment No. 1 filed on December 22, 1993 and Amendment No. 2 filed on January 21, 1994.  In the event that any disclosure contained in this Amendment No. 20 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 20.

Item 1.                      Security and Issuer

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 20.

Item 2.                                Identity and Background

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 20.

Item 3.                                Source and Amounts of Funds or Other Consideration

There are no amendments to Item 3 of the Statement pursuant to this Amendment No. 20.

Item 4.                                Purpose of the Transaction.

The fifth paragraph of Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As of October 12, 2010, the Foundation had deposited for sale 348,728 shares of Common Stock with J.P. Morgan Securities LLC (“JPMS”)  pursuant to a plan of disposition (the “10b-5-1 Plan”) adopted in accordance with rule 10b-5-1 of the Securities Exchange Act of 1934 and in accordance with Section 4943 of the Internal

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Revenue Code of 1986 regarding the disposition of excessive business holdings. The 10b-5-1 Plan was adopted to allow the Foundation to sell shares of the Corporation so that it could remain compliant under applicable federal tax rules of the Internal Revenue Code of 1986, as amended, and replaces a previously adopted 10b-5-1 plan that expired pursuant to its terms. On October 14, 2010, JPMS began effectuating the sales of shares of Common Stock pursuant to the 10b-1-5 Plan. Since the date of adoption, a total of 59,962 shares have been sold under the 10b-5-1 Plan.

Item 5.                                Interest in Securities of the Company.

Item 5 of the Statement is hereby amended by deleting the paragraphs (a), (b) and (c) thereof and inserting the following:

(a)           Mr. Karabots beneficially owns all of the 3,513,644 shares of the Common Stock reported on this Statement, which shares represent approximately 58.6% of the outstanding shares of the Common Stock.1  Mr. Karabots beneficially owns 1,290,698 of the outstanding shares of the Common Stock directly; 1,391,180 of such shares indirectly through Glendi; 410,000 of such shares indirectly through Kappa, and the remaining 421,766 of such shares indirectly through the Foundation. Mr. Karabots does not have a pecuniary interest in the shares held by the Foundation.

(b)           Mr. Karabots has sole voting and sole dispositive power as to the following: the 1,290,698 outstanding shares of the Common Stock that he owns directly; the 1,391,180 of such shares of the Common Stock owned indirectly through Glendi; the 410,000 of such shares of the Common Stock owned indirectly through Kappa; and the 421,766 of such shares owned by the Foundation, as reported on this Statement.

(c)           Pursuant to the 10b-5-1 Plan, the Foundation has sold, in open market transactions on the New York Stock Exchange, shares of Common Stock as follows:

Date	Aggregate Number of Shares Sold	Average Sales Price Per Share
October 14, 2010	3,750	$12.1708
October 15, 2010	3,750	$11.1340
October 18, 2010	3,750	$10.5554
October 19, 2010	3,750	$10.4749
October 20, 2010	3,750	$10.4574
October 21, 2010	3,750	$10.5131
October 22, 2010	3,750	$10.5032
October 25, 2010	3,750	$10.3287

*The percentage of outstanding shares of Common Stock was calculated with reference to 5,996,212 shares outstanding as of August 31, 2010, as reported in the Corporation’s Quarterly Report on Form 10-Q for the quarterly period ending July 31, 2010.

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October 26, 2010	3,750	$10.2704
October 27, 2010	3,750	$10.2352
October 28, 2010	3,750	$10.2311
October 29, 2010	3,311	$10.0950
November 1, 2010	3,750	$10.0016
November 2, 2010	3,750	$10.1440
November 3, 2010	3,750	$10.0069
November 4, 2010	3,750	$10.0078
November 5, 2010	401	$10.0449

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

               There are no amendments to Item 7 of the Statement pursuant to this Amendment No. 20.

Item 7.	Material Filed as Exhibits.

               There are no amendments to Item 7 of the Statement pursuant to this Amendment No. 20.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                 November 10, 2010                            /s/ Nicholas G. Karabots
---------------------------------------------
Nicholas G. Karabots

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENDI PUBLICATIONS, INC.

Date:                 November 10, 2010                             /s/ Nicholas G. Karabots
---------------------------------------------
Name: Nicholas G. Karabots
Title:    Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAPPA MEDIA GROUP,  INC.

Date:                 November 10, 2010                             /s/ Nicholas G. Karabots
---------------------------------------------
Name: Nicholas G. Karabots
Title:    Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KARABOTS FOUNDATION

Date:                 November 10, 2010                             /s/ Nicholas G. Karabots
---------------------------------------------
Name: Nicholas G. Karabots
Title:    President
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